August 27, 2024

Lynn Stockwell
Chief Executive Officer
Drugs Made In America Acquisition Corp.
1 East Broward Boulevard, Suite 700
Fort Lauderdale, FL 33301

       Re: Drugs Made In America Acquisition Corp.
           Registration Statement on Form S-1
           Filed August 1, 2024
           File No. 333-281170
Dear Lynn Stockwell:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed August 1, 2024
Cover Page

1. We note your disclosure on the cover page that redemptions of your public shares are subject "to the limitations described herein." Please describe all limitations redemptions are subject to, such as the $5,000,001 net tangible asset requirement. See Item 1602(a)(2)
       of Regulation S-K.
Executive Team, page 1

2. Please revise Lynn Stockwell's biographical paragraph to state that she is the managing member of the sponsor. See Item 1603(a)(2) of Regulation S-K.
Summary, page 1

3. When discussing the amount of compensation received or to be received, as required by
       Item 1602(a)(3) of Regulation S-K, please indicate the repayment of loans.
 August 27, 2024
Page 2
4. We note your disclosure that you may need to obtain additional financing either to complete an initial business combination. Please describe more clearly how additional financing may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-
       K.
5. Please expand your disclosure to clearly identify any special purpose acquisition company business combinations in which your management team has participated. For each SPAC, clearly disclose any extensions and redemption levels in connection with any extension and/or business combinations. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. See Item 1603(a)(3) of Regulation S-K.
Conflicts of Interest, page 26

6. When discussing the conflicts of interest of the sponsor and management team from owning securities in the company, please revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. In addition, please add disclosure of the conflicts of interest relating to the compensation, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. See Item 1602(b)(7) of Regulation S-K.
7. Please provide the basis for your statement on page 27 that you do not believe that the fiduciary duties or contractual obligations of your directors or officers will materially affect your ability to identify and pursue business combination opportunities.
Risk Factors
We may be deemed to be an investment company..., page 47

8. Please revise your disclosure in this section to state clearly that if you are found to be operating as an unregistered investment company, you may be required to change your operations or wind down your operations. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company or any price appreciation in the combined company.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 27, 2024
Page 3

        Please contact Mindy Hooker at 202-551-3732 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing